



SECUR ||||||||||||||||||||||| SSION
06002958

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response...... 12.00	

SEC FILE NUMBER
8- 27011

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bolton Financial Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

___775 Ridge Lake Blvd., Suite 100___
(No. and Street)

___Memphis___   ___TN___   ___38120___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Stephen W. Nelson___   ___(901) 766-4450___
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___L. Douglas Shelton, CPA___
(Name – *if individual, state last, first, middle name*)

___2650 Thousand Oaks Blvd., Suite 2200, Memphis, TN___   ___38118___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



PROCESSED
MAY 09 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Charles E. Bolton , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bolton Financial Services, LLC , as of December 31 , 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Manager
_____
Title

_____
Notary Public Exp 6/7/06

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOLTON FINANCIAL SERVICES, LLC

CONTENTS

Page

Independent Auditors' Report.   1

Financial Statements:
  Balance sheet   2
  Statement of income   3
  Statement of cash flows   4
  Statement of changes in members' equity   5

Notes to Financial Statements   6-8

Independent Auditors' Report on Supplemental Information. .   9

Supplemental Information as Required Under Rule 15c3-1
  of the Securities Exchange Act of 1934:
  Computation of net capital.   10
  Computation of basic net capital and Statement of
   changes in liabilities subordinated to claims of
   general creditors.   11

Exemption from Rule 15c3-3.   12

Independent Auditors' Report on Internal Accounting
  Control as Required Under CFTC Regulation 1.16(d) . . . 13-14

L. DOUGLAS SHELTON
CERTIFIED PUBLIC ACCOUNTANT
2650 THOUSAND OAKS BLVD., SUITE 2200
MEMPHIS, TENNESSEE 38118
901-433-1985
FAX 901-433-1995

INDEPENDENT AUDITORS' REPORT

To the Partners
Bolton Financial Services, LLC
Memphis, Tennessee

We have audited the accompanying balance sheet of Bolton Financial Services, LLC as of December 31, 2005 and the related statements of income and members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bolton Financial Services, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

L. Douglas Shelton, CPA

Memphis, Tennessee
February 7, 2006

BOLTON FINANCIAL SERVICES, LLC
BALANCE SHEET
December 31, 2005

ASSETS

CURRENT ASSETS:
  Cash and cash equivalents $ 1,000,671
  Accounts receivable   620,412
  Intercompany receivables (Note D)   25,712
  Other assets   23,609

   TOTAL CURRENT ASSETS   1,670,404

PROPERTY, PLANT, AND EQUIPMENT, net (Notes A and E)   162,679

   TOTAL ASSETS $ 1,833,083

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable $ 262,758
  Accrued bonuses   88,341
  Accrued salaries and payroll taxes   9,503
  Accrued expenses   10,000

   TOTAL CURRENT LIABILITIES   370,602

MEMBERS' EQUITY   1,462,481

   TOTAL LIABILITIES AND MEMBERS' EQUITY $ 1,833,083

See accompanying summary of accounting policies
and notes to financial statements.

-2-

BOLTON FINANCIAL SERVICES, LLC
STATEMENT OF INCOME
for the year ended December 31, 2005

SALES	$ 7,103,504
OPERATING EXPENSES:	
Salaries and employee benefits	5,898,412
Professional fees	575,384
Depreciation	212,115
Travel and entertainment	157,783
Rent (Note B)	130,161
Office expenses	71,459
Technical support	56,522
Quote service	64,774
Regulatory fees	19,397
Telephone	15,261
Taxes	59,032
Miscellaneous	47,614

Total Operating Expenses	7,307,914

LOSS FROM OPERATIONS	(204,410)
OTHER INCOME (EXPENSE):	
Interest income	44,971
Interest expense	(9,917)
Loss on aircraft operations	(145,589)
Gain on sale of aircraft	439,737

Total other income	329,202
NET INCOME	$ 124,792
	===========

See accompanying summary of accounting policies
and notes to financial statements.

-3-

BOLTON FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
for the year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income $ 124,792
Adjustments to reconcile net income to
  net cash provided by operating activities:
    Depreciation   224,495
    Gain on sale of aircraft   (439,737)
  (Increase) decrease in:
    Accounts receivables   150,902
    Intercompany receivables   101,246
    Other current assets   (20,000)
  Increase (decrease) in:
    Accounts payable   74,942
    Accrued bonuses   7,806
    Accrued salaries and payroll taxes   1,805

  NET CASH PROVIDED BY OPERATIONS   226,251

CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures   (11,375)
 Proceeds from sale of aircraft   1,571,972

    NET CASH (USED) BY INVESTING ACTIVITIES   1,560,597

CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on debt   (927,987)
  Partnership distribution   (2,000,000)

    NET CASH (USED) BY FINANCING ACTIVITIES   (2,927,987)

NET DECREASE IN CASH   (1,141,139)

CASH, December 31, 2004   2,141,810

CASH, December 31, 2005 $ 1,000,671
                                                              ===========

See accompanying summary of accounting policies
and notes to financial statements.
-4-

BOLTON FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
for the year ended December 31, 2005

	Common Stock no par value 2,000 shares authorized, issued and outstanding	Additional Paid-in Capital	Members' Equity	Total Members' Equity
	$	$	$	$
Balance at December 31, 2004	64,000	25,304	3,248,385	3,337,689
Additions	-	-	-	-
Distributions	-	-	(2,000,000)	(2,000,000)
Net income	-	-	124,792	124,792
Balance at December 31, 2005	64,000	25,304	1,373,177	1,462,481

See accompanying summary of accounting policies
and notes to financial statements.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Nature of business

Bolton Financial Services, LLC, ("BFS") formerly known as Bolton Financial Services, Inc., converted to a Tennessee limited liability company in February 2001 and is a registered Broker/Dealer with the NASD. BFS is an Approved Member and an Introducing Broker with the NFA.

Property and Equipment

Property and equipment is stated at cost. Depreciation on property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from three to thirty-nine years. Depreciation expense is net of $12,380, which was allocated to Bolton Asset Management, LLC under a resource sharing agreement.

Expenditures for repairs and maintenance are charged to expense and renewals and replacements are capitalized. When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation are removed from the accounts.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes

Bolton Financial Services, LLC is taxed as a partnership under the Internal Revenue Code. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal income taxes related to the LLC is included in these financial statements.

Cash and Cash Equivalents

For purposes of these financial statements, the Company considers highly liquid investments with a maturity of three months or less to be cash equivalents. At December 31, 2005, cash exceeded FDIC insurance by $900,671.

NOTE B - OPERATING LEASES

The Company leases its offices and various equipment. These leases expire October 2008. Leases that expire for real property are anticipated to be renewed or replaced by other leases.

Minimum lease payments for the five years subsequent to December 31, 2005 are:

2006	$ 123,329
2007	115,646
2008	5,110
2009	-
2010	-
Total	$ 244,085

Lease expense for year ended December 31, 2005 was $130,161.

NOTE C - EMPLOYEE BENEFIT PLANS

The Company has instituted a 401(k) retirement savings plan for all its eligible employees. The Company's funding policy is to make matching contributions of 100% of the first $1,000 and 50% of the second $1,000. Total company match per participant would not exceed $1,500. For the year ended December 31, 2005, the Company contributed $16,249 for matching contributions.

NOTE D - RELATED PARTY TRANSACTIONS

The Company paid various operating expenses for companies related by common control. These companies owed Bolton Financial Services a total of $25,712 as of December 31, 2005 relating to these expenses. Intercompany receivables are as follows:

Bolton Asset Management, LLC	$ 25,507
Clear Creek Investment Management, LLC	205
	$ 25,712

The Company entered into a Resource Sharing Agreement with Bolton Asset Management, LLC ("BAM"). This agreement allows the Company to share the cost of certain resources with BAM based on gross revenues excluding performance fees. Under this agreement the Company allocated operating expenses totaling $168,203 to BAM.

NOTE D - RELATED PARTY TRANSACTIONS, continued

The Company paid a salary in the amount of $500,000 and a year-end bonus of $3,100,000 to a stockholder and one of the members of the Company for the year ended December 31, 2005.

NOTE E - PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment at December 31, 2005 are as follows:

Computer software	$ 12,587
Equipment	68,693
Computer hardware	145,254
Leasehold improvements	362,889
Furniture and fixtures	194,294
	783,717
Less: accumulated depreciation	(621,038)
	$ 162,679

NOTE F - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 and of Rule 1.17 of the Commodities and Exchange Act as amended, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital requirements may fluctuate on a daily basis. At December 31, 2005, the Company has net capital and net capital requirements of $630,069 and $30,000 respectively. Components of net capital are listed in the supplemental information in these financial statements on page 10 under the caption "Computation of Net Capital".

L. DOUGLAS SHELTON
CERTIFIED PUBLIC ACCOUNTANT
2650 THOUSAND OAKS BLVD., SUITE 2200
MEMPHIS, TENNESSEE 38118
901-433-1985
FAX 901-433-1995

INDEPENDENT AUDITORS' REPORT ON
SUPPLEMENTAL INFORMATION

Our report on our audit of the basic financial statements of Bolton Financial Services, LLC for the year ended December 31, 2005 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

L. Douglas Shelton, CPA

Memphis, Tennessee
February 7, 2006

BOLTON FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL
December 31, 2005

Total ownership equity from balance sheet		$1,462,481
Deduct ownership equity not allowable for net capital		-
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL		1,462,481
ADDITIONS:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATE LIABILITIES		1,462,481
DEDUCTIONS AND/OR CHARGES:		
Total nonallowable assets from balance sheet	(1)	832,412
Secured demand note deficiency		-
Other deductions and/or charges		-
Other additions and/or allowable credits		-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		630,069
HAIRCUTS ON SECURITIES (COMPUTED WHERE APPLICABLE, PURSUANT TO 15c3-1(f)):		
Contractual securities commitments	-	
Subordinate securities borrowings	-	
Trading and investment securities:		
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	-	
Undue concentration	-	
Other	-	-
NET CAPITAL- AUDITED		$ 630,069
		==========
NET CAPITAL PER UNAUDITED FOCUS REPORT PART II-A		$ 630,069
		==========
(1) Accounts receivable		$ 620,412
Intercompany receivables		25,712
Other assets		23,609
Property, plant and equipment		162,679
Total nonallowable assets		$ 832,412
		==========

BOLTON FINANCIAL SERVICES, LLC
COMPUTATION OF BASIC NET CAPITAL AND
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
December 31, 2005

BASIC NET CAPITAL

(1) Minimum net capital required	$ 24,707
(2) Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	30,000
(3) Net capital requirement	30,000
(4) Excess net capital	600,069
(5) Excess net capital at 10%	593,009

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

---

(1)   6 2/3% of total aggregate indebtedness from balance sheet.
(2)   Equal to minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of: minimum dollar net capital requirement, or 6 2/3% of total aggregate indebtedness.
(3)   Greater of (1) or (2).
(4)   Equal to net capital less net capital requirement (3).
(5)   Equal to net capital less 10% of total aggregate indebtedness.

BOLTON FINANCIAL SERVICES, LLC
RULE 15c3-3
December 31, 2005

Pursuant to the exemption provision of Rule 15c3-3 of the Securities Exchange Act of 1934, Bolton Financial Services, LLC is exempt from Rule 15c3-3 under section (2)(B). The Focus Report Part II-A # 25 filed prior to the completion of the audit references the above exemption.

L. DOUGLAS SHELTON

CERTIFIED PUBLIC ACCOUNTANT

2650 THOUSAND OAKS BLVD., SUITE 2200

MEMPHIS, TENNESSEE 38118

901-433-1985

FAX 901-433-1995

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

To the Partners
Bolton Financial Services, LLC
Memphis, Tennessee

We have examined the financial statements of Bolton Financial Services, LLC as of December 31, 2005, and have issued our report thereon dated February 7, 2006. As part of the examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and CFTC Regulation 1.16(d). This study and evaluation included a review of the accounting system, the internal accounting controls, and the procedures for safeguarding firm assets. In addition, we reviewed the practices and procedures followed by the company:

1. In making periodic computations of the minimum financial requirements pursuant to regulation 1.17; and
2. In making daily computations of the secured amount pursuant to regulation 30.7.

CFTC Regulation 1.16(d) states that the scope of the audit and review of the accounting system, the internal accounting controls, and procedures for safeguarding customer and firm assets must be sufficient to provide reasonable assurance that any material inadequacies existing at the date of the examination would be disclosed. Under generally accepted auditing standards and CFTC Regulation 1.16(d), the purposes of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

-13-

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily required estimates and judgments by management.

However, for the purposes of this report under CFTC Regulation 1.16(d), the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depend on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting for the year ending December 31, 2005, which was made for the purposes set forth in the first paragraph above and which would not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that we believe to be material.

The foregoing conditions were considered in determining the nature, timing and extent of audit tests to be applied in our examination of the financial statements. This report of such conditions does not modify our report dated February 7, 2006 on such financial statements.

J. Douglas Shelton, CPA

Memphis, Tennessee
February 7, 2006

-14-